EXHIBIT 99.1

North American Construction Group Announces Ultra-Class Fleet Acquisition

ACHESON, Alberta, Dec. 18, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced the acquisition of thirty-one used ultra-class haul trucks under a long-term purchase arrangement with an existing oil sands client.  This is the initial offering made under a recent contract amendment that provides NACG with the right of first refusal to purchase assets the client retires.  The transaction includes the purchase of sixteen 380-ton capacity haul trucks, a first for NACG and a size for which the new Acheson maintenance facility was purposefully designed.

“We are very excited to have visibility and access to quality operating trucks that have been well-maintained by experienced asset managers,” said Joe Lambert, President and Chief Operating Officer.  “These trucks provide both a near-term opportunity to service growing customer demand for overburden removal and a long-term opportunity to utilize our second-life rebuild expertise in our new maintenance facility.  This fleet acquisition maintains our customer commitment to low-cost operations while developing retail products for customers seeking alternatives to new asset purchases.”

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

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